UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
________________

FORM SD

SPECIALIZED DISCLOSURE REPORT

PEREGRINE SEMICONDUCTOR CORPORATION
(Exact name of registrant as specified in charter)

Delaware	001-35623	86-0652659
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

9380 Carroll Park Drive
San Diego, California 92121
(Address of principal executive offices and zip code)

Jay Biskupski (858) 731-9400
(Name and telephone number, including area code, of the person to contact in connection with this report.)

______________________________
Check the appropriate box below to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013

Section 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report

Peregrine Semiconductor Corporation evaluated its current product lines in 2013 and determined that certain products we manufacture or contract to manufacture contain tin, tungsten, tantalum and/or gold (3TG).
Conflict Minerals Disclosure
A copy of the Company's Conflict Minerals Report for the year ended December 31, 2013 is provided as Exhibit 1.01 hereto and is publicly available at www.psemi.com under "Investor Relations."
Section 2 - Exhibits
Item 2.01 Exhibits

Exhibit No.	Description

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

PEREGRINE SEMICONDUCTOR CORPORATION
Date: June 2, 2014	/s/ Jay Biskupski
Jay Biskupski Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form